Trading Symbol TSX: GGC

DISSIDENT HAS NO STRATEGY / NO INSTITUTIONAL SUPPORT

Shareholders urged to support incumbent Board

June 19, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. ("Genco") today commented on the recent press releases issued by James Anderson (the "Dissident").

Institutional Support

In one of the Dissident's most recent press releases, he seeks to minimize the fact that he has received no support from financial institutions or mining analysts for his attempt to take control of Genco. Instead, the Dissident continues his campaign of misinformation. Most importantly, he has failed to provide any cogent plan for Genco in the event that he is successful.

In response to an analyst report issued by Andrew Kaip of Haywood Securities Inc., which provided support for the current management and board of directors (the "Board"), the Dissident stated that Mr. Kaip: "is overly worried that key development personnel, especially President Greg Liller, may depart if we win….we are confident that we can hire new and highly qualified mine management personnel." This statement, along with much of the Dissident's earlier rhetoric, evidences his inexperience within the mining industry. As most investors are aware, the rise in metal prices and mining activity over the last several years has created a great demand for talented personnel, such as Mr. Liller. Such personnel are crucial to our operations and our mine plans. The Dissident's indifference towards the retention of management, if allowed to prevail, could seriously disrupt Genco's ability to effect its operational plans.

Robert Gardner, QC, the Chairman of the Board, commented that: "Your Board highly values Mr. Liller and our other management personnel, and believes that these people are key to Genco's future expansion of La Guitarra. We completely disagree with the Dissident's contention that Mr. Liller and other mine management personnel are easily replaceable."

Achievements and Long-Term Plans

The Dissident has attempted to downplay the key achievements of Genco's management and Board towards its comprehensive long-term plan for developing La Guitarra into a world-class silver mine. For example, in 2007 we expanded the infrastructure at La Guitarra in conjunction with our long-term growth plans. In this regard, we:

  constructed 4,855 metres of ramps, cross cuts and drifts;

  conducted negotiations with stakeholders to retain long-term surface rights;

  completed 27,106 metres of diamond drilling consisting of 12,997 metres of reverse circulation drilling and 14,109 metres of core drilling;

  opened new ore passes and ventilation raises;

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  constructed new warehouse facilities;

  upgraded the current mill; and

  acquired additional mining equipment.

The Dissident focuses on the delay of the feasibility study, which was originally scheduled to be completed in June 2008 and is now on track to be completed in August 2008. As previously disclosed, this delay was caused by backlogs at independent assay laboratories. The delay has been unfortunate, but management is confident that it will not significantly affect permitting, financing or construction of the planned mine expansion and new mill. Further, current management have not sat idle during this delay and have focused on introducing more efficient mining techniques and redeveloping areas of the existing mine to permit increased production and mill utilization in the near term.

The Dissident claims that the current management and Board lacks a mine plan. This is untrue. There is both a mine plan, consisting of a comprehensive plan broken down by month showing planned production, development and exploration by area, which takes into account the need for production today and development for future production, and a long-term plan to develop the mine. At the La Guitarra mine, Genco anticipates significant infrastructure and construction projects during 2008 and 2009. Prior to the completion of the feasibility study, management has: (i) upgraded communication systems; (ii) expanded maintenance capabilities; and (iii) commissioned a new expanded assay lab. As part of the feasibility study several design projects have been undertaken. These include design work for a new expanded tailings impoundment, an updated and expanded mine plan, design work for the construction of a possible leach pad and associated infrastructure and the design of a new mill and cyanide circuit. In the second half of 2008, when the feasibility study and design works are complete, management plans to immediately initiate construction and infrastructure works aimed at having all works substantially complete by the end of 2009.

Experience

The Dissident has provided no relevant information regarding the prior business experience of himself and his proposed nominees. Instead, the Dissident attempts to distract from his lack of mining and public company experience by personally attacking a member of the incumbent Board, Gordon Blankstein, through reference to the bankruptcy of GST Telecommunications Inc. ("GST") in 2000. The bankruptcy referenced by the Dissident occurred almost five years after Mr. Blankstein's tenure with GST ended. Mr. Blankstein served as chairman of the board of GST only until 1996.

Recent Developments

Eduardo Luna has tendered his resignation as a director of Genco and will not be standing for election at the forthcoming Annual General Meeting. The Board has the greatest respect for Mr. Luna and wishes to thank him for his past contributions to Genco.

The Dissident issued a press release late yesterday announcing Mr. Luna's resignation, criticizing Genco for failing to do so. The Dissident was likely unaware that Genco was in discussions with Mr. Luna regarding his resignation. Announcing Mr. Luna's resignation, while such discussions were ongoing would have been premature. Shareholders should note that Mr. Luna's withdrawal also indicates that he is not willing to serve as a director on a board that includes the Dissident slate.

For clarity, Genco also announces that Mr. Goodman is no longer a member of the management slate as a consequence of his resignation from the Board.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)